

Theodore K. Mitzlaff

Ted is an entrepreneur and partner in numerous businesses. Ted's businesses include Goodwood Brewing Co. LLC, Four Stone Holdings LLC, Reliance Automation LLC, and several commercial real estate partnerships.

After receiving degrees in business and chemistry from the University of Richmond, Ted returned to Louisville to take over his family's specialty chemical business, J&M Laboratories. The business was sold in 2007. Ted received patents on a wastewater optimization system and launched Reliance Automation 1n 2008.

In 2005 Ted co-founded FTC LLC, which purchased the BBC Brewing Co. In February 2013, Ted was voted by the FTC Board of Directors to become Chairman/CEO. In June of 2015, the company was rebranded as Goodwood Brewing Co. LLC. Presently, Goodwood products are distributed in 14 states, and have brewpubs in Louisville & Frankfort, KY.

Ted was the co-founder of Four Stone Holdings, LLC. Four Stone was created by rolling up four distressed commercial companies in 2009 and 2010. Four Stone produces architectural mill and casework for both commercial and residential customers nationwide, as well as distributing doors and windows.

Ted has served on the Boards of Kentucky Country Day School, KY Derby Museum and the University of Richmond Alumni Board. He is past Chair of the Bluegrass Chapter of the Young Presidents Organization (YPO), and currently serves on the Legislative Committee for the KY Guild of Brewers.

RYAN THIEL

1814 Deerwood Ave Lou KY 40205 · 502 472-5551
ryanpthiel@yahoo.com

EXPERIENCE

2014 – PRESENT

VICE PRESIDENT, GOODWOOD BREWING COMPANY

Started in the brew house learning the ropes: packaging, building orders, loading unloading trucks, forklift. Worked up to Controller and then eventually V.P.

2003 – 2014

ACCOUNT EXECUTIVE, NYPM, INC.

Strategic marketing/advertising plans for over $1M worth of national and local accounts.

PRIOR TO 2013

RESTAURANT/SERVICE INDUSTRY, VARIOUS ESTABLISHMENTS

Busser, Bartender, Server, Manager

EDUCATION

CLASS OF ‘93

EASTERN HIGH SCHOOL

Earned diploma and gained early acceptance to Miami University in Oxford OH. Member of the newspaper staff covering our various sports teams.

1993 - 1994

MIAMI UNIVERSITY, OH

Had way too much fun freshman year… back home after one year.

1994 - 1996

UNIVERSITY OF LOUISVILLE

Standard course load.

SKILLS

- Golf
- Drinking Beer
- Cheering for UofL & the Steelers
- Ping Pong Master

BRANDON PALMER

Accounts Payable

Prospect, KY

Brandon.Palmer85@gmail.com

5022873609

Authorized to work in the US for any employer

WORK EXPERIENCE

Controller

Goodwood Brewing Co - Louisville, KY
February 2020 to Present

Accounts Payable

• Maintain vendor lists
• Receive, code and pay invoices from two restaurants and for brewing facility
• Clear old invoices to maintain correct ledger balances
• Instituted ACH system for easier and faster payment of invoices

Accounts Receivable

• Maintain list of outstanding AR invoices
• Process payments received and record them in Quickbooks
• Tracking monthly sales by state worksheets

Payroll

• Maintain list of 75+ employees
• Process payroll on bi-weekly basis, including W-9 contractors
• Payouts of employee reimbursements

Bookkeeping

• Reconcile numerous bank accounts to reflect correct ledger balances in quick books
• Reconcile and make payments on company credit cards
• Maintaining proper chart of accounts and reclassing old entries
• Maintaining proper records of all outstanding leases and loans for the company

Miscellaneous

• Lead on the build out of a new accounting / restaurant management software for the company.
• Compiling vendor lists, item descriptions, item codes and pack sizes from various vendors
• Uploading supporting documentation to assist in the programming of the company specific design of the software
• Working with the operations manager and head chef to upload ingredient lists and recipes to new software

Certified Personal Trainer

Prospect Fitness and Martial Arts - Louisville, KY
2014 to Present

Created personal training programs that addressed specific injuries or health problems.
Maintained detailed personal training records and updated progress after each session for each client served.
Measured clients' overall fitness by completing comprehensive evaluations and
physician clearances.
Designed enjoyable and innovative customized training programs based upon fitness
goals.
Educated clients on effective ways to exercise while on business travel, at home and on vacation.
Promoted a safe and interactive environment for club clients and members.
Instructed gym members about correct use of weight resistance and cardiovascular
equipment.
Worked with clients to improve their overall endurance, strength, flexibility and balance.
Designed customized client programs to meet individual fitness needs.

Accounts Payable Temp

Churchill Downs Corporation (CDI) - Louisville, KY
August 2018 to January 2020

• Handled all APs for new CDI facility Derby City Gaming
• Matched invoices with open POs
• Sent invoices that had no PO listed to proper department for coding
• Entered all PO, non PO and employee expense reports into JDE
• Contacted vendors to maintain current account and process any past due invoices
• Process back log of open POs that were 30, 60 & 90 days old to help purchasing
department
• Created spreadsheet with weekly, bi-weekly, monthly, etc spending amounts to facilitate a quicker process in paying
invoices
• Helped other AP teammates with workload when time was available.

Accounts Payable Specialist / Payroll Specialist

Overhead Door Co of Louisville - Louisville, KY
December 2003 to May 2018

Coded and entered vendor invoices each day into the in-house accounting software
Research and resolve accounts payable discrepancies
Supervised invoice processing, purchase orders, expense reports, credit memos and payment transactions
Posted receipts to appropriate general ledger accounts
Reconciled vendor statements and handle payment complaints or discrepancies
Oversaw the day-to-day processing of payroll for 30 employees, including review of timesheets and computing pay in
accordance with FLSA
Worked with human resources to develop a streamlined way to track paid time off Reviewed, investigated and corrected
errors and inconsistencies in financial entries,
documents and reports

EDUCATION

Associate of Arts in General Education in General Education

University of Louisville - Louisville, KY

SKILLS

- **Microsoft Excel (10+ years)**
- **QuickBooks (10+ years)**
- **Jd Edwards (Less than 1 year)**
- **Accounts Payable**

ADDITIONAL INFORMATION

COMPUTER SKILLS
QuickBooks, Microsoft Excel and other POS system (internal proprietary)

Peter R. McDermott

Mr. Peter R. McDermott serves as a Partner and Chief Investment Officer of KSL Capital Partners, an investment firm focused on travel and leisure businesses. He has been with KSL since 2003 and served in various capacities since then. Mr. McDermott holds an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar and a B.A. in Economics, magna cum laude and Phi Beta Kappa, from Harvard College.

Peter R. McDermott

Mr. Peter R. McDermott serves as a Partner and Chief Investment Officer of KSL Capital Partners, an investment firm focused on travel and leisure businesses. He has been with KSL since 2003 and served in various capacities. Mr. McDermott holds an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar and a B.A. in Economics, magna cum laude and Phi Beta Kappa, from Harvard College.